Filed by AOL Time Warner Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: America Online, Inc.
                          Commission File No. 333-30184

The following communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the AOL/Time Warner merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the AOL or Time Warner stockholders to approve the merger; the risk that the AOL and Time Warner businesses will not be integrated successfully; and costs related to the merger.

Careful consideration also should be given to cautionary statements made in AOL's reports filed with the SEC, especially the section entitled
"Forward-Looking Statements" in the MD&A section of AOL's 10-K for the fiscal year ended June 30, 1999 and the Risk Factors section of AOL's S-3 filing that became effective in November 1999.

                               * * * * * * * * * *

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY AOL ON APRIL 18, 2000.

                      America Online Posts Record Earnings

Company's FY2000 Third Quarter Income Fully Taxed & Excluding One-Time Gains, Rises 161% to $271 Million, or $0.11 Per Share

Consolidated Revenues Increase 47% to $1.8 Billion; Advertising, Commerce & Other Revenues More Than Double to $557 Million

AOL Service Adds 1.7 Million New Members for Total of 22.2 Million

EBITDA Climbs 120% to $492 Million

DULLES, VA, April 18, 2000 -- America Online, Inc. (NYSE: AOL) today announced record results for the third quarter of fiscal 2000, ended March 31, 2000 -- reaching new highs for consolidated revenues, advertising and commerce revenues, operating income, and EBITDA.

The quarter's net income, fully taxed and excluding one-time items, totaled $271 million, or $0.11 per diluted share, up from $104 million, or $0.04 per diluted share, on the same basis last year. The Company reported net income of $438 million, or $0.17 per diluted share, up from $411 million, or $0.16 per diluted share, in fiscal 1999's third quarter. Reported net income included one-time gains from the sale of investments totaling $275 million this quarter and $567 million in last year's third quarter. The year-ago quarter also includes one-time charges of $103 million. Excluding these items, operating income for the quarter climbed more than 155% over the year-ago quarter to $383 million.

Third quarter revenues rose to $1.8 billion, or 47% over last year's March quarter. Advertising, commerce and other revenues climbed 103% over fiscal 1999's third quarter to $557 million - marking a record $120 million increase, or 27%, over this year's second quarter.

The AOL service added 1.7 million new members worldwide, and finished the quarter with 22.2 million subscribers. During the quarter, the CompuServe 2000 service added 373,000 members, bringing the combined CompuServe 2000 and CompuServe Classic membership to 2.7 million. Gateway.net added more than 100,000 subscribers for a worldwide total of more than 850,000. In total, the Company added 2.0 million new subscribers worldwide and ended with 25.8 million subscribers of its family of interactive services.

Steve Case, Chairman and Chief Executive Officer, said: "This quarter's results underscore the tremendous strength of America Online's operations, and demonstrate that we are on a clear path to continued strong growth and increased profitability. Since we announced our landmark merger with Time Warner, we haven't missed a beat."

Mr. Case added: "At the same time, we have taken major strides to expand our success by leading the Internet's next wave of growth. Specifically, we are fast turning the great promise of 'AOL Anywhere' into reality, we've launched breakthrough Netscape browser technology to enrich the Internet experience, and we are actively building the medium in key markets around the world. In short, our results highlight just how strong America Online is today, and how well-positioned it is for the future."

Bob Pittman, President and Chief Operating Officer, said: "This quarter is an excellent example of how America Online is uniquely positioned in the Internet industry. We have built an unmatched collection of interactive brands, which will be further enhanced by the Time Warner merger, and we have an unparalleled connection to consumers. We're taking online advertising and commerce to new heights, yet we've barely scratched the surface in terms of the impact our medium can have."

Mr. Pittman added: "Looking to the future, we are rolling out our 'AOL Anywhere' strategy on multiple fronts - from wireless to broadband content, Internet appliances to AOL TV - delivering even more value and convenience to our members. We have stepped up our international expansion, with AOL Europe growing at a record pace and several Latin American launches planned over the next year. With Netscape 6 and the Gecko technology, we are driving the Internet experience to multiple devices and stimulating a new generation of Web-based applications for the PC and other devices. All these initiatives will help ensure that we make the most of Time Warner's assets, and our transition team is already working to identify the most promising opportunities."

For the nine-month period ending March 31, 2000, fully taxed net income, excluding one-time items, was $679 million and total revenues were $4.9 billion, compared to fully taxed net income, on a comparable basis, of $240 million and total revenues of $3.4 billion in the corresponding period of fiscal 1999.

Key  operating  metrics  from the  quarter  included:  **Subscription  Revenues:
Quarterly subscription revenues reached $1.15 billion, up 33%, from $869 million during fiscal 1999's corresponding quarter. **Advertising, Commerce and Other
Revenues: Revenues from advertising, commerce and other revenues climbed to $557 million - an increase of 103% from $275 million during the year-ago quarter, and an increase of 27%, or a record $120 million, over this year's second quarter. **Backlog: The Company brought its consolidated backlog of advertising and commerce revenue to more than $2.7 billion at the end of the quarter, up from $2.4 billion on December 31, 1999. **AOL Member Usage: AOL members averaged 64 minutes daily online during the quarter, an increase of 16% over last year's third quarter. **Sales and Marketing Expenses: Consolidated sales and marketing expenses declined to 14.5% of revenues, compared with 17.4% in fiscal 1999's third quarter.

**Operating Income: Operating income grew 155% to $383 million, or 20.9% of revenue, up from 12.0%, excluding one-time charges, a year ago.

**EBITDA: EBITDA rose to a record $492 million for the quarter, a 120% increase over a year ago, with EBITDA margins at 27%.

AOL Time Warner Merger Update

Working closely together in anticipation of their merger, America Online and Time Warner this quarter launched a number of cross-promotional agreements involving their world-class brands. These joint initiatives include:
Record-setting Warner Music downloads through America Online's Winamp and Spinner; Time Inc.'s Real Simple magazine signing up a record 27,000 subscribers in just five weeks through promotion on the AOL service; AOL Keywords appearing on the covers of Time, Fortune, Money, People, Entertainment Weekly, Real Simple and Teen People -- reaching 88 million readers; CNN Interactive becoming the premier news partner for Netcenter and ICQ; and Warner Bros. movies and Entertainment Weekly being featured on AOL MovieFone.

The companies also announced a Memorandum of Understanding that sets out a framework for "open access" agreements to offer the AOL service and other ISPs over Time Warner's broadband cable systems. The Companies expect to close the merger in the fall.

Interactive Services Group Highlights During the quarter, the Company advanced its "AOL Anywhere" strategy through a number of key initiatives:

*AOL Wireless: In the US, America Online announced seven major agreements with a range of wireless carriers and device manufacturers - including Sprint PCS, Nokia, Motorola, Research in Motion, BellSouth Wireless Data, RTS Wireless and Arch Communications - to deliver popular AOL features and services to millions of wireless consumers. The Company also announced the new "AOL Mobile Messenger" service, which will offer wireless access to AOL's e-mail and AOL Instant Messenger (AIM) applications over personal, mobile paging devices. To lead this wireless initiative, America Online named former FCC Chairman and CEO of Time Warner Telecommunications, Dennis Patrick, President of AOL Wireless.

* AOL/Gateway Internet Appliances: At Spring Internet World 2000 earlier this month, the Company unveiled the groundbreaking AOL/Gateway family of specialized Internet appliances - AOL Gateway countertop appliance, wireless Web pad and desktop appliance - that will extend the "AOL Anywhere" strategy. Using Netscape's Gecko browser engine technology and the Linux operating system, these appliances with the "Instant AOL" feature - which automatically launches the service as soon as the device is switched on - will make AOL's content, features and services conveniently available to consumers in every room of their homes.

* AOL TV: The AOL TV service is scheduled to begin shipping in June. AOL TV will provide state-of-the-art navigational services, a new genre of interactive programming and a new marketing platform -- taking full advantage of Time Warner properties.

* AOL Plus Broadband Content: This month, AOL Plus launched to deliver rich multimedia content and features, such as streaming audio and video, to AOL members using AOL 5.0 over any high-speed connection - TCP/IP, DSL, cable or satellite - while still enabling them to access regular AOL 5.0 content when using narrowband connections. Extending its advertising and commerce leadership, the Company announced a series of significant advertising/commerce alliances this quarter with such market leaders as General Motors, American Airlines, Sears, Kinko's, Footlocker.com, Oxygen Media, and PurchasePro.com.

Among the newest AOL member benefits is AOL AAdvantage - the world's largest online customer loyalty program - scheduled to launch this summer in partnership with American Airlines through America Online's digital marketing service DMS - to provide members more ways to earn miles and redeem them. In addition, the Company launched its AOL Insider Savings Club, an exclusive new program that enables members to save money on a wide range of popular goods and services. In addition, the Company's other interactive brands enjoyed substantial growth and made themselves even more valuable. Since its launch just over a year ago, CompuServe 2000 has continued its strong momentum in the value segment, adding 373,000 new members in the quarter for a total of nearly 1.4 million members worldwide. Average member daily usage also achieved an all-time high during the quarter.

During the quarter, the Netscape Netcenter service surpassed 28 million registered users worldwide, more than doubling its total over a year ago. And Time Warner's CNN Interactive became the premier news partner for Netcenter. This month, Netscape announced the preview release of its next-generation Netscape 6 Internet browser and communications software suite, powered by the innovative Netscape Gecko browser engine. The new browser enhances the consumer experience by integrating popular communication and information services in a faster, more flexible and easier to use format. As announced in March, IBM, Intel, Liberate, NetObjects, Nokia, Red Hat and Sun Microsystems will use Gecko technology to extend the convenience and power of the Web to a wide range of Internet devices. This quarter, AOL Instant Messenger and AOL's Buddy List service added 21 million registrants for a worldwide total of 91 million. Last week, the Company launched its next-generation AOL Instant Messenger, AIM 4.0, featuring AIM Talk, which enables online voice communication between AIM users, and Instant Images, which allows users to exchange images and sounds.

Interactive Properties Group Highlights

ICQ, already the world's largest online communications community and the biggest international service, continued to add an average of more than 100,000 registered users daily - adding a total of 9.3 million during the quarter to finish with 62.4 million registered users. Over the quarter, peak simultaneous users of ICQ climbed from 1.2 million to 1.4 million. The average user kept ICQ on the desktop for nearly three hours, actively using it 75 minutes each day.

Next week, ICQ will launch its newest version, ICQ 2000A, that will offer enhanced community features, improved navigation and user interface, and the capability of operating in the workplace.

In addition, DMS partnered with Netcentives, a leading developer of e-marketing infrastructure software and services, to bring "ICQ ClickRewards" - a rewards program for ICQ users. During the quarter, Digital City continued to widen its lead in the fast-growing local online market. Digital City launched its new version of the service - Digital City 2000 - which sets the gold standard in consumer convenience and compelling services for both local residents and visitors. Tomorrow, Digital City will complete its expansion from 60 markets to more than 200 markets to create the first "local everywhere" coast-to-coast network. Advancing the "AOL Anywhere" strategy, Digital City also announced the planned launch of Digital City Wireless to deliver the service's most popular features to wireless phones, pagers and other handheld devices. Finally, Digital City posted record growth in local advertising and e-commerce with more than 2,000 partners. With the Internet music market exploding, the Company's Web music brands, Winamp and Spinner, continued to record strong growth in users. Winamp remains the #1 favorite music player and ranked #2 - behind #1 ICQ - in 1999 downloads on download.com. Together, Winamp and Spinner reach a total of 10 million unique users each month. During the quarter, Spinner, Winamp and Warner Music's Elektra Entertainment Group partnered to deliver secure downloads from The Cure's latest album, "The Last Days of Summer." In just a month, there were 58,000 downloads - the most licenses ever issued for a digital song in a one-month period. In addition, Spinner and Winamp are promoting such Warner Music artists as Madonna and Faith Hill with featured downloads of their popular singles as well as artist-created music channels. In addition, Winamp and Spinner partnered with Myplay, inc., the first online digital music service to provide their users with a virtual "locker" that allows them access to their music collections anytime, anywhere. AOL MovieFone, the nation's largest movie listing guide and ticketing service, attracts about 20% of all moviegoers through both its 777-FILM phone service and the MovieFone.com Web site. AOL MovieFone announced several new services during the quarter - including the ability to print bar-coded movie tickets at home to avoid lines at the theater, and the AOL MovieFone/American Express industry-wide frequent moviegoer program. AOL International Group Highlights During the quarter, AOL International's membership in its AOL and CompuServe services increased by 434,000 to a total of
4.4 million. Extending its standing as Europe's leading multinational Internet provider, AOL Europe's AOL and CompuServe services reached nearly 3.5 million members with record growth in the UK, Germany and France. In addition, registered users of the subscription-free Netscape Online service in the UK increased to 519,000. Underscoring the Company's commitment to global expansion, America Online announced in March an agreement with Bertelsmann AG to restructure their interests in the AOL Europe and AOL Australia joint ventures. At the option of either company after January 31, 2002, America Online would acquire Bertelsmann's interest in AOL Europe. America Online and Bertelsmann also launched a new $250 million, four-year strategic global alliance to expand the availability of Bertelsmann's leading media content and e-commerce properties over America Online interactive brands. Following the Bertelsmann agreement, America Online formed a 50/50 joint venture with AAPT Limited, Australia's third largest telecommunications company, to operate AOL Australia's interactive services and to develop a fully integrated Internet portal to deliver AOL-branded content services to Australia's emerging consumer wireless market. AOL Europe extended the Company's "AOL Anywhere" strategy with key wireless agreements with Nokia, Ericsson and RTS Wireless to ensure its mobile portals are compatible with current SMS and WAP protocols and handsets, as well as next-generation General Packet Radio Service.

Netscape Enterprise Highlights Third quarter revenues for Netscape Enterprise - including software licenses and services - grew 8% sequentially to $126 million. Of that total, revenues from international licenses more than doubled to $47 million. During the quarter, the Sun-Netscape Alliance - under the "iPlanet E-Commerce Solutions" brand - launched a global initiative to solidify its position as the world's largest and broadest supplier of e-commerce software. The Alliance announced new agreements, valued over one-million dollars each, with twenty-three companies and governmental agencies worldwide, including CentreComm, Xerox, Telestra, Eplus and the US Department of Defense. The Alliance also launched new strategic partnerships with: * Palm, Inc. to provide global wireless access to enterprise applications and services via Palm OS handheld computers;

* Red Hat Linux to add iPlanet Messaging Server and iPlanet Web Server to the portfolio of products available on Linux; and

* GE Global eXchange Services, a division of General Electric, to incorporate their RMS data transformation technology into iPlanet ECXpert software.

The Company's earnings conference call can be heard live on the Internet via AOL.COM at 5:00 p.m. EDT on Tuesday, April 18. To listen to the call, visit http://www.corp.aol.com/investors.shtml? or AOL Keyword: IR.

About America Online Inc.

Founded in 1985, America Online, Inc., based in Dulles, Virginia, is the world's leader in interactive services, Web brands, Internet technologies, and e-commerce services. America Online, Inc. operates: two worldwide Internet services, America Online, with more than 22 million members, and CompuServe, with more than 2.7 million members; several leading Internet brands including ICQ, AOL Instant Messenger and Digital City, Inc.; the Netscape Netcenter and AOL.COM portals; Netscape 6 and the Netscape Navigator and Communicator browsers; AOL MovieFone, the nation's #1 movie listing guide and ticketing service; and Spinner.com and NullSoft's Winamp, leaders in Internet music. Through its strategic alliance with Sun Microsystems, the company develops and offers easy-to-deploy, end-to-end e-commerce and enterprise solutions for companies operating in the Net Economy.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address the following subjects: future financial and operating results; the proposed AOL/Time Warner merger; subscriber, usage and commerce growth; new markets, products, services, features and content; timing and benefits of acquisitions and other alliances; and availability, benefits, and timing of deployment, of new access and distribution technologies.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the AOL or Time Warner stockholders to approve the merger; the risk that the AOL and Time Warner businesses will not be integrated successfully; costs related to the merger; inability to further identify, develop and achieve commercial success for new products and services and access and distribution technologies; increased competition and its effects on pricing, spending, third-party relationships, the subscriber base and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; risk of accepting warrants in certain agreements; risks of new and changing regulation in the U.S. and internationally.

For a detailed discussion of these and other cautionary statements, please refer to the Company's filings with the Securities and Exchange Commission, especially in the "Forward-Looking Statements" section of the Management's Discussion and Analysis section of the Company's Form 10-K for the fiscal year ended June 30, 1999 and the Risk Factors section of the Company's S-3 filing that became effective in November 1999.

                               * * * * * * * * * *

SET FORTH BELOW ARE TRANSCRIPTS OF A TELEPHONE CONFERENCE WITH ANALYSTS AND OTHERS HOSTED BY AOL ON APRIL 19, 2000 IN CONNECTION WITH THE RELEASE OF AOL'S FISCAL 2000 THIRD QUARTER RESULTS.

                              AMERICA ONLINE, INC.
                            Q3 FY00 Quarterly Results
                                 April 18, 2000

Richard Hanlon, Vice President, Investor Relations

Good afternoon, everyone, and thank you for joining us for AOL's Fiscal 2000 3rd Quarter conference call with Steve Case, Chief Executive Officer, Bob Pittman, our Chief Operating Officer, and Mike Kelly, our Chief Financial Officer.

Before we begin, it falls to me to advise you that the call we're about to conduct contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made during the call, in particular statements regarding:

* future financial and operating results
* the proposed AOL Time Warner merger
* new markets, products,  services,  features and content
* subscriber usage and commerce growth
* timing and benefits of acquisitions  and other alliances
* new platforms and access and distribution technologies

 ...are all based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, careful consideration should be given to cautionary statements made in the Company's reports filed with the S.E.C., especially the section entitled Forward-Looking Statements in the MD&A section of the Company's 10-K for the Fiscal Year ended June 30, 1999 and the Risk Factors section of the Company's S-3 filing that became effective in November, 1999.

It now gives me great pleasure to turn the call over to Steve Case.

Steve Case, Chairman and Chief Executive Officer

Thank you all for joining us this afternoon. I'll start today with a brief top-line review of this quarter's results and then discuss some of our longer-term initiatives including, obviously, our pending merger with Time Warner. After that, Bob will focus on the overall trends in the business and give you a full operational overview of the quarter, and then Mike will give you the key details of the quarter's financials.

If there's one clear takeaway from this quarter it is that America Online's business has never been more robust. We have never moved more quickly to capitalize on opportunities across so many fronts and our results demonstrate that we are on a clear path to continued strong growth and increased profitability. There's no question that this quarter marked a watershed in the Company's history. Not only did we announce our landmark merger with Time Warner, but we also have not missed a beat in building our core interactive businesses.

At the same time, and very importantly, we've taken major strides to extend our leadership by driving the Internet's next wave of growth. Specifically, we are fast turning the great promise of 'AOL Anywhere' into reality. We've launched breakthrough Netscape browser technology to enrich the Internet experience and we're actively building the medium in key markets all around the world. In short, our results highlight just how strong America Online is today and how well positioned it is for the future.

During the quarter, our revenues climbed 47% over last year to a record $1.8 billion. Subscription revenues reached more than $1.15 billion, and -- expanding even faster -- our advertising, commerce and other revenues doubled to a record $557 million.

Our worldwide membership base expanded by more than 2 million new subscribers, including 1.7 million new AOL members, for a total of 25.8 million across all of our subscription brands by the end of the quarter.

This is one of the best quarters we have ever had in AOL membership growth. It means we will add significantly more AOL subscribers this year than last, putting us ahead of where we said we would be for our year-end total.

We are particularly pleased with our subscriber growth because it proves that we have kept our eye on the ball, even with the pending merger with Time Warner. It also shows that increasing competition from broadband or free services, contrary to many dire predictions, certainly is not affecting us the way some pundits expected, especially when you see the 2 million members that we added worldwide during the quarter.

The growing strength of our core businesses will enable us to fully capitalize on all the benefits that will flow from our merger with Time Warner. We have never been more bullish on the prospects for our combined company than we are today. AOL Time Warner will be uniquely positioned to capitalize on the next Internet revolution. Not only will we further accelerate the growth of our current businesses, but we will create new businesses and pioneer new industries.

We've made a great deal of progress in developing strategies for our combined company to lead this Internet century and we've launched a number of cross-company initiatives to jump-start the process. In addition, we announced the framework for open-access agreements to offer to AOL service and other ISPs over Time Warner's broadband cable systems to provide new choices for consumers.

Let me take a moment to spotlight for you the key initiatives that we believe will help shape both AOL Time Warner and the industry for years to come. Just as America Online has led the explosion of the Internet as a mass-market phenomenon, we expect to lead the transformation of the Internet into an 'everywhere and anywhere' experience.

We're doing this by first rapidly making the promise of these next-generation Internet services a reality by rolling out a series of AOL Anywhere initiatives, including AOL Wireless, AOL TV, AOL Plus and the AOL/Gateway Internet Appliances. These initiatives will greatly enhance the value of our service to consumers, as well as create major new opportunities to build value for shareholders.

Second, Netscape 6.0 and Gecko will ensure that America Online leads the next wave of growth by extending interactivity to multiple devices, in addition to the PC, providing consumers with the benefits of the Internet anywhere, anytime, and any way they want them.

By its complete support of the latest Internet standards and open-source approach to development and licensing, Netscape is empowering the vast community of Internet developers and ensuring that the Internet remains open and available to all. We think it will stimulate a new generation of Web-based applications for PCs and a wide range of other devices.

Ultimately, we believe Netscape 6.0 and Gecko will be key to a multi-platform Webtop. This Webtop will extend the power and convenience of the Internet to every room of the house for everybody in the home.

Finally, our agreement with Bertelsmann regarding AOL Europe reflects our belief that the Internet is a global medium with tremendous potential for international growth. We are committed to fully pursuing this potential, not only in Europe but also around the world.

In short, these initiatives will make sure that our leadership continues into the second Internet revolution so that we can better service consumers around the world.

For many years people have been saying that convergence is just around the corner. Today we believe we are at that corner. If you just think about the four devices most people rely on in their homes -- the television, the PC, the telephone and the stereo -- you'll see the distinctions among these four devices are blurring, and interactivity is starting to connect all of them together.

Soon, televisions will come equipped with interactive programming guides and people will be able to bookmark their favorite TV programs like they bookmark their favorite Web sites today. They'll even be able to access interactive services like e-mail and instant messaging while they're watching TV. Through digital delivery, music and streaming videos will be available on demand. People will be able to store their music on servers in their homes or keep it in online jukeboxes they can carry with them.

For the telephone, the distinction between long-distance and local calling will disappear and communications will be integrated with the TV and the PC. You might be trading instant messages with somebody and then decide to switch to voice, and you'll do it quickly, easily and affordably. Or, perhaps you'll be able to answer the phone to the TV and make a video call.

The role of the PC in the home will change as well. Just as the TV has evolved in many houses from a single console in the living room, people will start having interactive devices all through the house.

The fact is, the first steps of convergence already are driving consumer expectations, and the more they get the more they want. We believe our merger with Time Warner is the key to fully meeting those expectations. On the day that the AOL Time Warner merger was announced, we said that we wanted to build the world's first global media and communications company powered by the Internet. We want to do that not only by providing all the separate pieces, but also by connecting the dots for consumers in a simple, convenient way that enhances their lives.

By advancing the convergence in media entertainment, communications and the Internet and by building bridges linking the television, the PC, the telephone and the stereo, AOL Time Warner will become a global, mass-market, interactive company that truly can transform people's lives.

Without question, this quarter's powerful results position us better than ever to achieve this goal and, in the process, we hope to become the most valuable and the most respected company in the world.

Now, let's hear from Bob.

Bob Pittman, President and Chief Operating Officer

Thanks, Steve, and good afternoon, everybody. As Steve told you, even as we've made great strides in our merger with Time Warner, we're not slowing down one bit. What we have done is open the throttle and accelerate the America Online growth engine.

This quarter is an excellent example of how America Online is uniquely positioned in the Internet industry. Not only have we delivered record-breaking operational and financial performances, driven by our successful brands and multiple revenue streams, but we also are making crystal clear how our key initiatives are going to drive future earnings to the next level.

Before reviewing the quarter's operational successes with you, I do want to expand a bit on the key initiatives that Steve mentioned. Although not reflected in these results, these strategic steps -- our pending Time Warner merger, AOL Anywhere becoming a reality, our AOL Europe agreement with Bertelsmann and Netscape's next-generation browser technology -- all will fuel future growth and profitability.

Since our merger announcements, we've been rolling out a steady stream of agreements with Time Warner and we've been making great progress in our transition process of putting together the new company. So far, we've rolled out a series of very successful cross-promotions, as well as a number of exciting carriage and programming initiatives which have great upside potential.

Most  importantly,   we  continue  to  focus  on  creating  new  businesses  and transforming existing industries. Nothing underscores that better than our AOL Anywhere strategy that we're now beginning to roll out.

Starting with wireless, this quarter we announced major agreements with seven leading wireless carriers and device manufacturers, including most notably Sprint PCS, to deliver popular AOL features and services to millions of wireless users.

At the same time, our new AOL Mobile Messenger service will offer wireless access to AOL e-mail and AOL Instant Messenger over personal, mobile paging devices. For wireless and our other AOL Anywhere initiatives, we believe that consumers will find a wide range of services from MovieFone, Digital City and MapQuest (whose acquisition we expect to close in the current quarter), especially useful to their AOL Anywhere experience.

These products will become anchor services on wireless devices -- the equivalent of e-mail on the PC -- and this way we'll drive new growth for these businesses beyond our current missions, build their value and, at the same time, serve as additional gateways to the other AOL products and services.

Not only did total wireless customers in the U.S. grow approximately 25% last year to more than $86 million, but 70% of AOL households own wireless devices. It's a great opportunity for us. To lead our wireless initiative, we named Dennis Patrick, former FCC Chairman and CEO of Time Warner Telecommunications, as our President of AOL Wireless.

In another major AOL Anywhere initiative, this month we introduced the ground-breaking AOL Gateway family of products, introducing Instant AOL, which automatically will launch the service as soon as the device is switched on. Running on the Linux operating system, these first products will include a countertop appliance, a wireless Web pad and a desktop appliance that will extend AOL's content, features and services to consumers in every room of their home.

We also launched AOL Plus, the content half of our broadband strategy. A bandwidth detector built into AOL 5.0 automatically provides broadband content if our members have a high-speed connection. And, when those same members also use a narrow-band connection (which nearly all of them do at one time or another), they will then automatically receive the appropriate content. This makes us the only ISP capable of conveniently delivering the right content one hundred percent of the time over both narrow band and broadband connections.

Another key to our AOL Anywhere strategy is AOL TV. Its recent preview is well received and we think that bodes very well for AOL TV's initial rollout this summer and its value to AOL Time Warner.

Crucial to all these AOL initiatives, as Steve mentioned, is our Netscape 6.0 browser with its breakthrough Gecko browser engine technology. Netscape 6.0 and Gecko operate across a wide range of platforms and Internet devices, enabling our AOL Anywhere -- like our AOL/Gateway appliances -- and making the Internet a more constant and convenient companion in consumers' lives.

The preview launch of Netscape 6.0 and Gecko marks our success over the past year in combining Netscape's pioneering technological leadership with America Online's unparalleled focus on consumers.

Finally, our agreement with Bertelsmann to restructure our interest in AOL Europe underscores our confidence in the future of this fast-expanding market and gives us added flexibility to respond to market opportunities. During the quarter, we experienced continuing membership growth in Europe, especially in the key U.K., German and French markets. And we are extending our AOL Anywhere strategy there through major wireless pacts with Nokia, Ericsson and RTS Wireless.

We're pleased to continue our close Bertelsmann relationship with a new $250-million, four-year strategic global alliance to expand the availability of Bertelsmann's leading media and content and commerce properties across our brands.

So, as you can see, we laid a strong foundation for our pending Time Warner merger, AOL Anywhere strategy, AOL Europe agreement and Netscape's new browser technology for our future success.

Now I'd like to take a few minutes to highlight just how successful this quarter was, from the success of our subscription services and our Web-based brands to the record growth in advertising and commerce.

Our flagship AOL service  added another 1.7 million  subscribers  for a total of
22.2 million members, worldwide. Also, during the quarter, average daily usage has soared past the one-hour milestone for the first time and now has reached 64 minutes a day. Just as important, in sharp contrast to other Internet providers, AOL members spend about 85% of their time online within the four walls of our service, a key predictor of our advertising and commerce success.

To make our service even more valuable to our members, we also launched the AOL Insider Savings Club, to enable members to save money on a wide range of popular goods and services. Through DMS, our Digital Marketing Unit, we also partnered with American Airlines to create AOL Advantage, the world's largest online customer loyalty program that we will introduce this summer to give our members more ways to earn and redeem miles.

Turning to the industry's leading value brand, CompuServe 2000 added 373,000 new members during the quarter. In just over a year since its launch, CompuServe 2000 has shown remarkable growth, now totaling nearly 1.4 million members. For the entire CompuServe brand, we now have 2.7 million members, worldwide. In addition, CompuServe members' average daily usage achieved an all-time high during the quarter.

Our Web-based brands also extended their growth and development. We continue to see strong growth for Netscape Netcenter, which surpassed 28 million registered users worldwide, more than double the number of users from the previous year. Marking another major success for the Netscape organization, Netcenter's traffic now surpasses both Go.com and Excite and Media Metrics home/work audience, proving its unique value in the marketplace.

Our world-leading AOL Instant Messenger and AOL Buddy List service also continued its robust growth, ending the quarter with 91 million registrants worldwide. Last week we launched AIM's new version 4.0, featuring AIM Talk, which enables online voice communications between AIM users, as well as Instant Images, which allows users to exchange images and sounds.

ICQ extended its leadership as the world's largest online communications community and biggest international service, adding 9.3 million registered users, for a total of 62.4 million. Next week, ICQ will launch its latest version, ICQ 2000A, to offer enhanced community features, improved navigation and user interface, and the capability of operating in the workplace behind firewalls.

In addition, we partnered with Netcentives, again through DMS, to bring 'ClickRewards' to ICQ users. Over the quarter, peak simultaneous usage of ICQ climbed from 1.2 million to 1.4 million; the average user keeps ICQ on the desktop for three hours and actively uses it for more than 75 minutes each day.

Digital City continued to widen its lead in the fast-growing local online market. Tomorrow Digital City will complete its current expansion from 60 markets to more than 200 communities nationwide, creating the first 'local everywhere' coast-to-cast network. In addition, we introduced the new Digital City 2000 service that sets the gold standard in consumer convenience and compelling services for both local resident and visitors.

AOL MovieFone, the largest movie-listing guide and ticketing service, attracts 20% of all moviegoers through both its 777-FILM phone service and MovieFone.com site, to provide our members and other Internet consumers with a new level of convenience. MovieFone has unveiled such exciting new features as the ability to print bar-coded movie tickets at home to avoid lines at the theater, and the MovieFone/American Express, industry-wide, frequent moviegoer program.

With the Internet music market expanding, our Web-based Winamp and Spinner brands continue to extend their record growth in users. Winamp is the number-one favorite music player and ranked number two only to ICQ in 1999 downloads on Download.com. Together, Winamp and Spinner reach a combined total of 10 million unique users each month.

Just to illustrate this great potential, we partnered with Warner Music's Elektra Entertainment Group to provide secure downloads from The Cure's latest album, "The Last Days of Summer." Both through Winamp and Spinner.com, fans downloaded from this album more than 58,000 times in just one month -- the most licenses ever issued for a digital song in a one-month period.

When you look at AOL, the music opportunity is even greater. A recent survey showed that AOL members are avid music consumers: 90% of AOL members listen to music every day and more than three-quarters buy music. Looking to the future, more than two-thirds of AOL members say they want to buy and download music online, pointing to its convenience; and many say they expect to spend more money on music by buying it online.

Finally, let's review this quarter's advertising and commerce success. As Steve noted, Advertising, Commerce and Other Revenues climbed 103% over last year to a new high of $557 million, marking a record $120-million increase, or 27% increase over the previous quarter.

In another advertising/commerce milestone, our consolidated backlog grew by more than $300 million to more than $2.7 billion. Helping to drive this growth during the quarter have been a number of strategic alliances with such companies as General Motors, Sears, Kinko's, Footlocker.com, Oxygen Media, and PurchasePro.com, providing even more benefits and services to our subscribers, as well as other Internet consumers who use our Web-based brands.

The Sun/Netscape alliance experienced a successful quarter with its revenues increasing sequentially more than 8%. The alliance also launched a global initiative to establish its brand's identity as 'iPlanet E-Commerce Solutions.' In addition, iPlanet shipped 15 new product releases and earned several product awards, so it's quickly solidifying its position as the world's largest and broadest supplier of e-commerce software.

In sum, this has been a remarkable quarter. We've undertaken one of the largest mergers in history and we'll continue to put the power of the Internet behind all these world-class brands to drive new growth. At the same time, we're lifting our operational and financial performances to new record-breaking levels and extending our leadership of the industry. We are building a fast-moving, nimble new company, with the best brands, unmatched infrastructure, technological expertise, and a shared vision for the future of the Internet that will make us uniquely successful in the years ahead. And I have personally never been more excited.

With that, let me turn it over to Mike.

Mike Kelly, Senior Vice President and Chief Financial Officer

Thanks, Bob, and good afternoon, everyone. We are clearly pleased with this quarter's strong performance, not only from a financial perspective, but also from an operational one. As both Steve and Bob have made very clear, we feel this is the best quarter in AOL's history. This performance underscores the strong momentum in our operations as well as the strong economic foundation we have built at AOL, which we will further energize when we merge with Time Warner.

As you are aware, Time Warner reported results last week that were quite strong and the pro forma results for the combined companies are very impressive, even before taking into consideration the synergies and new business opportunities that we anticipate. The companies posted combined revenues of $8.4 billion, up 14% from last year, and EBITDA of approximately $2 billion, up 25%. Clearly, we're building this new company on a very strong foundation.

Some highlights of the AOL results: Subscriber Growth is once again strong, both domestically and internationally, for both AOL -- in the premium segment -- which added 1.7 million new members, and CompuServe -- as a value brand -- which added more than 200,000 net new members for the quarter. So far this year, we've added more new AOL customers than we did during the same time frame last year.

Registration for our Web-based brands now exceeds 161 million, compared to 68 million a year ago.

Advertising, Commerce and Other Revenues totaled $557 million, an increase of 103% over the last year, and grew a record $120 million, or 27% sequentially.

Even with the surge in the usage of the AOL service to more than an hour a day, gross margins expanded to 49% as we continued to drive down our network costs. In fact, we've succeeded in lowering network costs per hour 14% from a year ago, even as our volume of network traffic has soared to nearly 20 million hours of usage per day, nearly 50% greater than a year ago.

Our current fully-burdened network cost is now in the low $0.30-an-hour range and can be expected to continue to decline, helped by our new agreements with GTE and Worldcomm.

Robust top-line growth, also fueled expansion in our Operating Income, which grew $64 million sequentially to $383 million, and Operating Margins increased to 21%.

We saw continued strength in EBITDA, increasing 120% to $492 million. These results clearly underscore the strength of the AOL business model.

Taking a closer look at our consolidated results, Total Revenues for the quarter were $1.8 billion, a 47% increase over last year. Subscription Revenues increased 33% year-over-year to $1.15 billion.

We finished the quarter with 22.2 million AOL members worldwide, increasing the number of new subscribers to nearly 4.6 million in the first three-quarters of the fiscal year. This compares to just 4.3 million new net adds during the same time frame last year.

Turning now to the fastest-growing portion of the business, the $557 million in total Advertising Commerce and Other Revenues is composed of $463 million in Advertising and Commerce, $58 million in Merchandise, and $36 million in Other Revenues.

Focusing for a moment on just Ad/Commerce, we saw sequential growth of $111 million, or 32%, and year-over-year growth of $251 million, or 118%. These results underscore how we are succeeding in monetizing our many brands in a competitive marketplace.

In total, Advertising, Commerce, and Other Revenues now comprise over 30% of our total revenues, compared to just 22% a year ago.

Advertising and commerce revenues per AOL member per month have risen 50% to $6.74 from $4.49 a year ago. Plus we posted $138 million in advertising/commerce revenues this quarter from our Web-based brands, also a new high.

During the quarter we signed 37 multi-year deals in excess of $1 million to help bring backlog to a total of $2.7 billion, up over $300 million from last quarter.

Our Enterprise Solutions business is also performing nicely, with revenues up 16% to $126 million from $109 million a year ago.

Moving down the Income Statement to Cost of Services, we saw a 13% increase in expenses sequentially to $937 million. This increase in expenses, quarter-over-quarter, was driven by the continued buildout in the network as well as a surge in overall usage.

During the quarter we added another 300,000 modems, for a total available to more than 2 million. As we continue to grow our subscriber base on both AOL and CompuServe, and the AOL member-per-usage/per-day rose 16%, we hosted a record
1.7 billion hours in the quarter, an increase of 19% over last quarter, and a 49% increase from a year ago.

Cost of Service was also impacted by the expected seasonal increase in member services' call volume associated with new members brought on during the last two quarters, although all these increases were partially offset by the drop in network cost-per-hour that I spoke about earlier.

The impact of all these factors was a gross margin increase to 49% versus 44.7% from last year.

Marketing Expenses amounted to $266 million, or 14.5% of revenues, which is consistent with the trailing run rate for the past four quarters. For the near term we expect marketing expenses as a percentage of revenue will remain in this range, even as we roll out other initiatives.

At 21%, Operating Margins set a new record, surpassing 20% for the first time. For perspective, it was only three quarters ago that our operating margins broke into the teens. And as we look at the Operating Margins on incremental revenues for this quarter, once again we see that additional revenues produced $0.30 of operating margin.

EBITDA grew 120% to $492 million and our EBITDA margin rose to 27%, from 18% a year ago.

Our reported Net Income of $438 million, or $0.17 per diluted share, was up from $411 million, or $0.16 diluted share we reported last year. These results included one-time gains from the sale of investments totaling $275 million this quarter, and $567 million in last year's third quarter. The year ago quarter also included one-time charges of $103 million.

In closing, as we head into the final quarter of the fiscal year, we continue to see strong, underlying fundamentals in each of our operations, and we're clearly on track to make this a very successful year.

Let me turn the call back to Steve for your questions.

Q: Can you talk a bit about what's in the backlog and how it gets accounted? Are there risks to that backlog number because some small companies may not be around six months from now?

A: We take a look at the backlog each and every quarter. We account for backlog as firm, contractual backlog that's almost guaranteed revenue, if you will, coming off the contracts that we sign. We look at each one of the customers that we do business with and we structure our contracts in such a way that if we have some financial risk with a given customer, we usually receive upfront payments on that backlog. So, with a lot of the backlog that you see in our deferred revenue, a fair amount of that is what we've already received in cash.

In addition, each quarter we go through an analysis of our backlog to see what comprises the backlog overall, and we make any adjustments that we feel are appropriate, given the risk we see in a business. We don't see any significant risk.

Q: What's the likelihood of AOL and Time Warner putting a cable deal together, near term, or at least before the close of the merger?

A: I think it's highly likely that we will complete a deal prior to the closing of the merger -- indeed, highly likely that we'll complete a deal this quarter, because the discussions we've had have been very constructive and productive, and we have alignment on most of the issues. It's probably a little premature to get into the specifics of it, but I would say we would not expect it to have any impact on the overall business model.

When we talk about completing a deal, it would be with a high degree of specificity, and it will be something that we think works for our business, works for their business, and is a model that will enable us to do similar deals with other cable companies and allow other ISPs to do similar deals with Time Warner. What we said on day one of the merger was that we were committed to the principle of open access.

About six or eight weeks ago we announced our Memorandum of Understanding, putting some real specificity, in terms of concepts of what we meant by that -- features like streaming video and the ability to build directly for customers -- and we're now in the phase of trying to have a commercial agreement between AOL and Time Warner Cable, and we think it's not too far out in the future. And we do believe that that's going to be a model that likely will be embraced by other companies.

Q: The AOL online customer base seems to be pretty solid; could you talk a little bit about that going forward? Second question -- could you talk a little bit about the non-U.S. business, or the non-European international business? Third question - would you give more detail on the initial launch of Netscape 6.0?

A: I think we have pretty much hit a groove with subscriber growth. You're seeing the power of a brand; you're seeing the reliability of our marketing machine; you're seeing the predictability of long-term, in-place relationships and marketing programs. We have said before that we expect to take about half of the new people coming online. It looks like we're hitting that, and I would expect that to continue; I see no reason not to.

We have seen the emergence of the value segment, and, fortunately for us, the CompuServe service repositioned as a value service has been doing very well and has been yet another source of growth for us.

In Europe, again, we are seeing some very interesting developments. It's curious, when the competition heated up a lot in the last year, I think people were worried about us. Actually, it appears to have gotten people in Europe interested in the Internet, and AOL has been a beneficiary. We've seen very strong growth in our three key markets with the AOL brand -- U.K., France and Germany.

In the U.K., where, as you know, the ISPs share revenue with the telcos, we launched Netscape Online as a so-called 'free service,' and that is doing very well.

We continue to look at opportunities around the world. We launched our first Latin-American venture in Brazil; we will have Mexico and Argentina coming up throughout the summer; and we are in Japan, Australia, Hong Kong, and continue to look at some of the major markets which we're not in, and feel very good about that from the ISP standpoint.

I would also remind you that we have two very strong Web brands worldwide -- ICQ and Netscape -- and we're seeing real strength in those, as well. So, if people don't have our ISP we do have another relationship we can have with them. I think it was interesting in the Brazil market where we're just getting started as an ISP, we've got close to 3 million registered users of ICQ there, so it's been very strong for us.

The announcement of Netscape 6.0 just under two weeks ago at Internet World went very well. There seemed to be a lot of enthusiasm, both in terms of the innovation Netscape 6.0 was bringing, as well as sort of the flexibility that Gecko would enable for Web applications.

I think we're close to a million people who have downloaded Netscape 6.0, which is quite encouraging given that it is still in a preview-release stage with relatively limited marketing. So I think the initial buzz on 6.0 is good, the initial downloads are good, and, as we move forward with Netscape 6.0 and Gecko we think there are some interesting opportunities.

I should note that the next-generation Netscape is focused less on the PC platform, where Microsoft has a stranglehold, and more on some next-generation appliances. And that's part of the reason we demonstrated the Gateway appliances at the Internet World.

We think there is an opportunity for a fresh start with Netscape as we think about some of those other appliances. So I think it's a little different than it might have been a few years ago when people were talking about 'browser wars' and counting downloads. We're much more interested in the strategic design wins in terms of developers and hardware companies and so forth that really try to embed these Netscape technologies in their appliances. And, as we show with Gateway, there really are some interesting possibilities that emerge there.

Q: When do you think you're going to see sort of a mass migration of music on the Internet, where consumers will have a wide selection from which they'll be able to download and purchase from AOL and the other platforms?

A: We think it could happen relatively quickly, because there is growing interest in digital downloads. It's important to note that when television came along and people predicted the demise of movie theaters, and the VCR came along and people said that people will never watch television, new technologies do tend to be incremental. I think there are enormous benefits that we can tap into in terms of digital downloads and different kinds of business models and different kinds of convenience, particularly across different devices.

One of the real problems now is this proliferation of playback devices: you can use your CD ROM on your PC, your CD player in your car, or maybe a Walkman you carry with you, and of course your stereo at home; and finding the right CD at the right time in the right place is kind of a hassle, so there are some convenience benefits. There are some different business models that could emerge.

My own expectation is that 10-20 years from now a lot of people are going to still be buying music the way they're buying it today. This is really an incremental opportunity that will get layered on the way the business works today, and I think it's going to happen at a rapid pace. And I think AOL Time Warner is somewhat uniquely positioned to jump-start it.

If you look at AOL having the proprietary client and a billing relationship with the customer, it gives us an important contribution to this process, because it really does give us the ability to embed a security system into our software. We do know who our members are and we do have a billing relationship with them -- indeed, we have a credit card on file -- so we solve many of the problems that people are looking at, in terms of making this a robust business.

Q: Could you give us some idea about how you monetize the AOL Anywhere initiatives?

A. One, is making our services more valuable -- and we do get subscription fees and we price accordingly, based on what services people have. Two, some of them will be robust enough that they will be separate services which will have charges unto themselves. Clearly, it is yet another platform for our e-commerce and advertising partners.

Finally,  of course,  we have  other  businesses  under the new AOL Time  Warner
Company, which I think will be very appropriate and very strong through that channel. And, again, you really provide the platform for them to capture the value.

It really is about how you connect these things together to create a fundamentally different, more convenient and more engaging, and therefore a much 'stickier' kind of experience. It's not just about each of these devices as standalone things; I think that's going to fade as sort of the focus people have.

As Wayne Gretzky said, "In hockey, you've got to skate to where the puck is going." Where the puck is going is people integrating these devices. And we think that the ability to take an integrated service and distribute it through a wide variety of tightly-coupled devices so things really are super convenient, affordable and reliable and so forth, is the future.

 And we think AOL Time Warner is somewhat uniquely able to achieve that, both from a consumer perspective -- by connecting the dots -- and also from a creative-artist perspective; that we have a distribution system that really expands all these different platforms and really can distribute their product in a lot of different ways. And that's going to be increasingly important.

So, when we talk about AOL Anywhere, of course there are revenue opportunities as we think about add-on products and services, but it's also driven by a strategic sense that over the next five years the next Internet revolution is going to not just be about narrow-band PCs, but about many devices connected to many networks, and accessing common services so people don't have to keep reinventing their personas. That's really where the sweet spot is, we think, for the AOL Time Warner Company.

Q: Could you discuss the sustainability of 32% growth in advertising and e-commerce?

A: We just had a tremendous quarter in terms of sequential growth in advertising, as you pointed out. I think we did have a little bit of a spike of this quarter; this was just a tremendous quarter -- a number of transactions came through to us. I think we'll still see strong sequential growth going forward; maybe not at quite the same rate that we enjoyed this quarter, overall.

Q: Any time you put two large companies together there are some things that sort of get away in the process. I'm wondering what procedures are in place to ensure good coordination?

A: We're trying to focus both companies on executing their existing businesses and not taking their eye off the ball, and I think the results we reported today and the results Time Warner reported last week demonstrate that both companies are doing a good job at that, while simultaneously really reaching for the stars and trying to understand what the real transformational opportunities are.

We have a lot of ongoing interaction: I talk to Jerry Levin either on the phone or e-mail or instant messaging every day, and we see each other frequently. Bob and Jerry see each other frequently, and Bob and Dick, and Dick and I, and Mike and Jerry. So at the top level of these companies, there really has been a lot of coordination. I think we've really gotten to know one another better, and that's very important as we build this new company.

We've also made a lot of progress in articulating some of the core strategies that we think are going to be transformational. As we've said in the past, we are taking this in a walk-before-you-run mode; we do expect to close on schedule in the fall. It's still six or seven months away, and we want to use that time as well as we possibly can to make sure we really think through all the different possibilities.

Bob continues to have a weekly operating committee meeting at AOL, and the kinds of issues that we're focused on, in terms of running our businesses, continue to be discussed, as well as the issues that relate to the Time Warner businesses. And there's a lot more interaction between our group and their group, and Bob and I and others are spending a lot of time getting to know the other's business. Yesterday we were in Atlanta with Ted Turner and the CNN operation; a week or so ago I was in L.A. with Warner Bros.; there's a lot of that kind of interaction going on. I think the process is going really quite well.

The more we meet the more we realize that we have in many ways a common vision, because both companies are focused on consumers, and that makes integration a whole lot easier. Then it's really a matter of figuring out which assets each of us has, and how you use those assets together to really improve the experience for consumers, and how we monetize those relationships.

Considering music, we do come at it from somewhat different perspectives. The challenge for Warner Music is to expand their business, expand their copyright, and build new artists. They've done that, particularly in this quarter, through the merger with EMI, which gives them a much stronger global footprint and a much wider array of copyrights. And they continue to build that business and run that business.

We come at it from a different standpoint, bringing assets like Winamp and Spinner to bear, and saying, "How can we create new digitally-based opportunities?" So they have to continue to run their business and we have to try and figure out how to invent new businesses and find common ground between those two; and that's exactly the process we're in now with music, and the process we're in with other aspects of the Time Warner family of brands. There are tremendous opportunities and, obviously, we want to make sure they're additive opportunities, so we continue to build all these different businesses as standalone businesses, but really seek the linkages, the connections, the synergies, across these different businesses.

Q: Can you give us some sense of how we should be thinking about the subscription line opportunities as you add incremental features, especially with AOL Anywhere and AOL TV?

Also, if you could talk a little bit about how you're seeing the opportunity in Europe for wireless devices.

A: In terms of the subscription business, you really hit on something which I think is key to the future. Like the move from the TV set in the household to the TV for every member of the household, we're seeing the same thing happening with the PC.

As you know, we now give you seven shared accounts in one membership. The only caveat is only one person can be on at a time. We're beginning to see the first indications that people want to sign on simultaneously and that is obviously very good news for us because it means there's now multiplication of existing base -- sort of reproductive rights, if you will -- so we're building those sorts of features into the next version of AOL.

As you look at the other devices -- AOL anywhere -- we're thinking about the PC as sort of the hub of the wheel with a lot of spokes coming off it. We think that will not only happen with wireless, but we'll pick up some of that same sort of spoke-and-hub relationship with the TV going back to the PC. And, again, we are designing this service to take advantage of that.

We think the consumer is going to pay AOL to put together all the pieces of the puzzle -- access with front ends, with picking content, with instant message, with all these things -- and they're looking to us to bundle the rest of it and make it seamless and easy to use.

On the wireless point, we do agree that wireless is increasingly important, and we agree that the dynamics are a little bit different in each region around the world. There has been a lot of consolidation in the market, so it's no surprise that the consolidators there are articulating a mobile-centric strategy.

I would say that some of that is rhetoric. I think even they will at least privately acknowledge that this is not, ultimately, a mobile business -- this is an anywhere, anytime, any device, any network business, and you've got to knit these things together in seamless ways. And there may be some ways we can work together with some companies that might not be evident, based on some of the rhetoric out there.

I do think, when it's all said and done, these things are going to knit together and it's not going to be PC-centric or Internet-centric or mobile-centric or TV-centric; it's going to be consumer-centric. And that's what we're trying to do with AOL Time Warner.

When the carriers -- particularly during the acquisition phase -- find these kind of prices, carriers want to stimulate demand and get more usage in their networks overall. And one of the things that we can bring is a great demographic customer, one that uses these appliances greatly, and that we will drive incremental usage and demand on networks, which will drive more minutes for them overall. So our demographics and our usage characteristics of our customers are the exact thing that's going to help drive a relationship overall.

Q: 62.4 million ICQ users, 75 minutes a day; these are pretty huge numbers. I'm wondering if you can discuss with us the impact it may have had now that you've started to sell that space? How are you going to monetize those customers and that platform over time?

A: Although we've got pretty impressive numbers considering how new ICQ is, the major focus there has been on continuing to build the relationships. We have been making the client more robust, more secure, adding a lot of the benefits that the AOL product can add. I think ICQ, like Spinner, Winamp and even AIM, will have dual duties: one is to be their own free-standing business, and the other is to be part of a greater and larger strategy for the company, as Steve talks about knitting together communities and bringing them together.

What we do know about communications is that is a very "sticky" application; it has enormous community. Contrast the time spent with ICQ to some of the Web search portals and you get an idea of how much stickier the communications business is. So I think it's going to be an important growth engine for us in the future. What's also nice about it is it has more of an international flavor and it tends to be younger: that's yet another audience segment for us to sell and for us to put in the mix.

We did say overall that our Web-based brands reached a record of $138 million of advertising revenue this quarter. That was strong growth over last quarter, but it wasn't significantly above our overall growth in advertising rates. So it was important, but, frankly, we saw across the board, across all brands, strong growth in advertising/commerce revenues.

Although we are trying to successfully monetize that and we expect that to continue, it's not just about commerce; it really is also about using these messaging platforms to jump-start communications businesses. Either we can do them ourselves, or we can do it through partners, and we're considering all the options.

There really is a telephony business that we think is very important there, and we also believe it is important to connect the dots, as I said before, and with instant messaging it's a great example. People who are starting to use instant messaging and starting to rely on instant messaging and have their Buddy Lists on their screen all the time when they're at work or at home, even at school, are starting to say, "Why can't I get that Buddy List on my cell phone?" or "Why can't I get that Buddy List on my TV?"

So, having these assets -- not just the technologies but the active customer base -- is going to be increasingly important as part of our Anywhere strategy, as well as a very significant opportunity as we think about telecommunications.

Q: When you talk about introducing ICQ and using it behind the corporate firewall, it suggests that you're going to open a new space that AOL has long wanted to get into, which is the corporate market. Can you talk about the integration between ICQ and AOL, instant messaging, especially in the context of the Buddy List that we see in Navigator?

A: We are designing all our technologies to make sure that we can interconnect things in the way that is seamless when and if we decide that that's appropriate. Right now we think there is a benefit in having a multi-brand strategy, multi-community strategy, with AIM and ICQ being separate, but that might change down the road. We certainly have built the technological bridges to enable that to happen.

We do believe that the instant messaging service is something that will become a 24-hour-a-day kind of service for lots of people, so it isn't just about homes or offices or school or cars or what-have-you -- it's really a little bit of each. And having two brands that can do that is important. Netscape 6.0 integrates some of the AOL messaging capability with, essentially, a private-label branding for Netscape, and it's done in a very seamless fashion as far as our site we're offering.

This really, I think, brings the benefits of this kind of capability to a whole new audience. We're very excited about that and we're looking at other opportunities to do that kind of integration. We do think messaging is a big opportunity, not just text messaging the way you see it today, but voice and other things that will increasingly develop over the next few years.

Just to be real clear here, particularly with the Time Warner merger, I should be very clear that we're focused obsessively on the consumer market. We think the consumer opportunity on a global basis is huge, so we're not really fancying ourselves as being a corporate provider. We think there are some partnerships we have that enable us to play in those markets, but the anchoring strategy for AOL and Time Warner really is a consumer-centricity. Indeed, that was one of the things that was exciting to us as we thought about bringing together AOL and Time Warner.

Both companies really have similar kinds of focus, similar kinds of mentality; really a lot of consumer products and services, whether it be watching things on a PC screen, or watching things on television or in a movie theater, or reading a magazine, or listening to music, where they really touch the lives of hundreds of millions of people in really magical ways. And both companies understand that and both companies are excited about the possibilities as we move forward as a combined company.

With that, we'd like to thank you for your time and your attention and your interest, and we look forward to talking to you in the future.

                             * * * * * * * * * * * *

AOL Time Warner Inc., together with Time Warner Inc. and America Online, Inc., filed with the Securities and Exchange Commission a preliminary joint proxy statement/prospectus regarding the proposed business combination transaction referenced above. In addition, AOL Time Warner, Time Warner and America Online will prepare and file with the Commission a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction. You are urged to read the definitive joint proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive joint proxy statement/prospectus will be sent to stockholders of Time Warner and America Online seeking their approval of the proposed transaction. You may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by AOL Time Warner (as well as by America Online and Time Warner) with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by America Online stockholders by directing a request to: America Online, Inc., 22000 AOL Way, Dulles, VA 20166,
Attention: Investor Relations, telephone: (703) 265-2741, e-mail:

AOL IR@aol.com, and by Time Warner stockholders by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, NY 10019, Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.